UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
MIDDLEFIELD BANC CORP

(Name of Issuer)
Common Shares

(Title of Class of Securities)
596304204

(CUSIP Number)
Frederick DiSanto
C/O Ancora Holdings Group, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
(216) 825-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
04/18/2022

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ancora Advisors, LLC 33-1099773
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 459,694
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 459,694
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 459,694
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.82%
14.	TYPE OF REPORTING PERSON (see instructions) OO, AF

EXPLANATORY NOTE

This Amendment No. 3 to the Schedule 13D amends the amended and restated Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on November 10, 2021 (the “Restated Schedule 13D”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Restated Schedule 13D.
The Restated Schedule 13D relates to the shares of the (MBCN) Middlefield Banc Corp.  This amendment to the Restated Schedule 13D is being filed to update the cover page; supplement Item 4, Purpose of Transaction; supplement and update Item 5, Interest in Securities of the Issuer; and amend and restate Item 7, Material to be Filed as Exhibits.  The rest of the Restated Schedule 13D remains unchanged.
*******
 Item 4.  Purpose of Transaction.
Item 4 is hereby supplemented with the following disclosure:
On April 18, 2022, Ancora Catalyst Fund LP issued a press release attaching an open letter to the Company regarding the stockholder proposal that it submitted to the Company on November 9, 2021.  The press release and letter are attached hereto as Exhibit 99.3.
 Item 5.  Interest in Securities of the Issuer.
Item 7 is hereby supplemented and updated with the following disclosure:
The following list sets forth the aggregate number and percentage (based on 5,879,972 Shares of Common Stock outstanding on March 15, 2022) of outstanding shares of Common Stock owned beneficially by the Reporting Persons:
Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	1,700	0.03
Ancora Funds & Partnerships (2)	345,928	5.88
Ancora SMA (3)	113,766	1.93
TOTAL	459,694	7.82
(1) Reflects shares beneficially owned, indirectly, by the owners and employees of Ancora.
(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners and Ancora Catalyst Fund LP, and their related SPV series, for which Ancora Alternatives LLC is the General Partner.
(3) These Shares are owned by investment clients in Separately Managed Accounts “SMA” of Ancora Advisors, LLC and include, if applicable, Shares owned by investment clients of the other affiliated Ancora RIAs. The Ancora RIAs do not own these Shares directly, but by virtue of the investment management agreements between the Ancora RIAs and their investment clients, each Ancora RIA may be deemed to beneficially own Shares by reason of its power to vote and dispose of such Shares. Each applicable Ancora RIA disclaims beneficial ownership of such Shares.
 Item 4.  Purpose of Transaction.
Item 4 is hereby supplemented with the following disclosure:
Item 7.  Material to Be Filed as Exhibits.
Item 7 is hereby amended and restated as follows:
Exhibit No.	Description
99.1	Relevant Transactions in Shares – Previously Filed
99.2	Ancora’s November 9, 2021 Letter to Middlefield Banc Corp. Board of Directors – Previously Filed
99.3	Ancora’s Press Release and Open Letter to Middlefield Banc Corp. dated April 18, 2022 – Filed herewith

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Ancora Advisors, LLC
By: Ancora Holdings Group, LLC

/s/ Frederick DiSanto Frederick DiSanto

Chairman and Chief Executive Officer

April 18, 2022